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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC

SEC FILE NUMBER
8-46743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Winning Edge Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Madison Ave
(No. and Street)

Clifton (City) NJ (State) 07011-2716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bennie Zangara, President 973-773-6600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

P.O. Box 2555 (Address) Hamilton Square (city) NJ (State) 08690 Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

KW 3/14

OATH OR AFFIRMATION

I, Bennie Zangaga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Winning Edge Financial Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

CARLA M TELLO
Notary Public
State of New Jersey
My Commission Expires Jul 22, 2019

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Winning Edge Financial Group, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2014

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
The Winning Edge Financial Group, Inc.

I have audited the accompanying financial statements of The Winning Edge Financial Group, Inc. (a New Jersey Corporation) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. The Winning Edge Financial Group, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Winning Edge Financial Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of The Winning Edge Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of The Winning Edge Financial Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 6, 2015

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current Assets		
Cash and cash equivalents	$	30,323
Accounts receivable		16,328
Prepaid expenses		830
Total Current Assets		47,481
Office Equipment		
Computer equipment		11,765
Less: Accumulated depreciation		(8,982)
		2,783
Other Assets		
Investments, at fair value		71,940
Total Assets	$	122,204

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued expenses	$	4,850
Payroll taxes payable		5,929
Income taxes payable		750
Total Current Liabilities		11,529
Deferred Income taxes		8,960
Total Liabilities		20,489
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Paid-in Capital		22,500
Retained earnings		78,215
Total Stockholder's Equity		101,715
Total Liabilities and Stockholder's Equity	$	122,204

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

REVENUES		
Commissions	$	161,301
Tax Preparation fees		37,476
Consulting fees		400
Unrealized gains		12,240
Dividend & interest income		844
		212,261
OPERATING EXPENSES		
Compensation & benefits		40,700
Occupancy		42,059
Professional fees		4,921
Regulatory fees		2,342
General & administrative		19,004
Insurance		17,771
Auto expense		11,514
Travel		22,420
Payroll tax		3,657
Communication & data processing		6,331
Depreciation		3,851
		174,570
Income From Operations & Before Income Tax		37,691
Income Tax Expense		13,966
Net Income	$	23,725

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2014

Subordinated Liabilities at December 31, 2013	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2014	$ -

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

	Common Stock		Additional	Retained	Total
	Number of Shares	Amount	Paid-In Capital	Earnings	Stockholder's Equity
Balance at January 1, 2014	1,000	$ 1,000	$ 22,500	$ 54,490	$ 77,990
Net Income	-	-	-	23,725	23,725
Balance at December 31, 2014	1,000	$ 1,000	$ 22,500	$ 78,215	$ 101,715

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	23,725
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		3,851
Unrealized Gain on investment		(12,240)
(Increase) Decrease in Operating Assets:		
Receivables		7,241
Prepaid expenses		922
Deferred income tax		4,224
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(8,897)
Taxes payable		(15,666)
Net cash provided by operating activities		3,160
Cash Flows From Investing Activities		
Purchase of equipment		(427)
Net cash used in investing activities		(427)
Cash Flows From Financing Activities		
Repayment of Stockholder loan		(25,000)
Net cash used in financiang activities		(25,000)
Net decrease in cash		(22,267)
Cash and cash equivalents at Beginning of Year		52,590
Cash and cash equivalents at End of Year	$	30,323

Supplemental Disclosures

Cash paid for income taxes	$	782
Cash paid for interest	$	-

See accompanying notes.

THE WINNING EDGE FINANCIAL GROUP, INC.
Notes to Financial Statements
Year Ended December 31, 2014

1 Organization and Nature of Business

The Winning Edge Financial Group, Inc. (The Company) is a New Jersey corporation conducting business as securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority - ("FINRA") .

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2014 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years for equipment.

Equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition

The Company earns commissions from executing customer transactions in mutual fund securities and variable annuities. The Company recognizes revenue from other fees in the period earned, that is when the transaction has been completed or the services have been rendered.

(g) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to unrealized gain on investments. The deferred tax liability represents the future tax return consequences that will be realized when the asset is settled. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2014 and there are no open tax years prior to 2011. In addition, no income related penalties & interest have been recorded for the year ended December 31, 2014.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 6, 2015 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $61,677, which was $56,677 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .3322 to 1.

4 Financial Instruments

Investments are presented in the financial statements at market value and is considered a level one input due to the fact that there are quoted prices for identical items in an active, visible and liquid market. The Company uses actual cost paid to determine the cost basis of shares of common stock held. The following is a summary of investments at December 31, 2014:

Common Stock - Level 1 Input	Fair Value
1,500 shares NASDAQ Stock, cost $18,907	$71,940

5 Concentrations

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from the sale of open-end mutual funds and variable annuities.

6 Related Party Transactions

The Company leases office space from an affiliated company that is owned by its principal stockholder. There is no written lease agreement and currently the lease is on a month to month basis. The annual rent paid to this related party was $42,000.

In addition, the Company paid a salary to its principal shareholder of $25,000, made matching contributions of $0 to the 401K plan and paid $49,339 for various travel & overhead expenses.

Further, on January 31, 2013 the principal shareholder loaned $25,000 to the Company. The loan was repaid in full during 2014. No interest expense was accrued or paid on the loan during 2014.

7 Income Taxes

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at December 31, 2014 total approximately $36,118 and will expire on December 31, 2032.

8 Pension Plan

The Company has a 401 Uni(k) Plan which covers the Company's only employee and sole shareholder. Contributions to the plan included the statement of operations for the year ended December 31, 2014 totaled $0.

9 Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2014 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

11 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2014 the Company had implemented such policies and procedures.

12 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
The Winning Edge Financial Group, Inc.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) The Winning Edge Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Winning Edge Financial Group, Inc.claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(1), (the "exemption provisions") and (2) The Winning Edge Financial Group, Inc. stated that The Winning Edge Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). The Winning Edge Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Winning Edge Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 6, 2015

THE WINNING EDGE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2014
Schedule I

NET CAPITAL		
Common stock	$	1,000
Paid-in capital		22,500
Retained earnings		78,211
Total Credits		101,711
Debits		
Accounts receivable		16,069
Haircuts - stocks		10,791
Undue concentration		9,561
Equipment less accumulated depreciation		2,783
Prepaid expense		830
Total Debits		40,034
NET CAPITAL	$	61,677
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness	$	1,365
Minimum net capital requirement		5,000
Net capital in excess of requirements	$	56,677
Ratio of Aggregate Indebtedness to Net Capital	.3322 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	61,677
Net Capital, per above		61,677
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2014.

The Winning Edge Financial Group, Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2014

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by The Winning Edge Financial Group, Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

The Winning Edge Financial Group, Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2014

"EXEMPT UNDER 15c3-3 (k)(1)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, The Winning Edge Financial Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(1) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

The Winning Edge Financial Group, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2014

The Winning Edge Financial Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Winning Edge Financial Group, Inc. operates pursuant to paragraph (k)(1) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, The Winning Edge Financial Group, Inc. affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Ben Zangara

Ben Zangara, President

THE WINNING EDGE FINANCIAL GROUP, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2014

AGGREGATE INDEBTEDNESS:

Accrued expenses	$	4,850
Payroll taxes payable		5,929
Income taxes payable		9,710
Total Aggregate Indebtedness	$	20,489